EXHIBIT NO. 11

Computation of Per Share Earnings

	Year Ended December 31
	2004	2003	2002
	(Amounts in thousands, except per share amounts)
BASIC:

Average shares outstanding	25,130	24,878	24,860

Net income	$56,682	$55,716	$54,945

Net income per common share	$2.26	$2.24	$2.21

DILUTED:

Average shares outstanding	25,130	24,878	24,860

Net effect of the assumed exercise of
stock options-based on the treasury
stock method using average market price	88	66	69
	25,218	24,944	24,929

Net income	$56,682	$55,716	$54,945

Net income per common share	$2.25	$2.23	$2.20